February 6, 2026

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549
Attention: Conlon Danberg

Re:	Nuwellis Inc.
Registration Statement on Form S-3
File No. 333-293181
Acceleration Request

Requested Date:	February 9, 2026
Requested Time:	5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, Nuwellis, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-3 (File No. 333-293181) (the “Registration Statement”) be declared effective on the “Requested Date” and at the “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. The Company hereby authorizes each of Phillip D. Torrence and Jessica M. Herron of Honigman LLP, counsel to the Company, to make such request on its behalf.

Please confirm the effectiveness of the Registration Statement with Phillip D. Torrence of Honigman LLP by telephone at (269) 337-7702 or Jessica M. Herron of Honigman LLP by telephone at (313) 465-7602.

Sincerely,

Nuwellis, Inc.

/s/ John L. Erb

John L. Erb President and Chief Executive Officer

cc:	Neil P. Ayotte, General Counsel Nuwellis, Inc.

Phillip D. Torrence, Esq. Jessica M. Herron, Esq. Honigman LLP